================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                        CAPSTAR BROADCASTING CORPORATION

                                (Name of Issuer)




                      CLASS A COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)




                                   14067G 10 5

                                 (CUSIP Number)


                                 THOMAS O. HICKS
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:

    WILLIAM S. BANOWSKY, JR.                              MICHAEL D. WORTLEY
CAPSTAR BROADCASTING CORPORATION                        VINSON & ELKINS L.L.P.
600 CONGRESS AVENUE, SUITE 1400                        3700 TRAMMELL CROW CENTER
      AUSTIN, TEXAS 78701                                  2001 ROSS AVENUE
         (512) 340-7800                                  DALLAS, TEXAS  75201
                                                            (214) 220-7732


                                 AUGUST 26, 1998

     (Date of Event which Requires Filing of this Statement on Schedule 13D)


================================================================================

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                 Thomas O. Hicks
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                        PF;OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                            4,790,703
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,640,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                               4,790,703
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER(2)
                                                                      67,071,993
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  74,431,362
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   69.11%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------

         (1) HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Thomas O. Hicks is not a party to the Stockholders Agreement. Thomas O. Hicks, however, is a controlling person, the Chairman of the Board and Chief Executive Officer of HMTF Operating and may be deemed to be a member of such group. Thomas O. Hicks expressly disclaims membership in such group in regard to shares of common stock of the Company owned of record by Thomas O. Hicks or any trusts or private foundations for which Thomas O. Hicks is a trustee and which are not parties to the Stockholders Agreement.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                              HMTF Operating, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                         State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                   0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 CO
--------------------------------------------------------------------------------

         (1) HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including HMTF Operating, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                        Capstar Boston Partners, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                         272,727
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 OO
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                           Capstar BT Partners, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                       State of Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                       5,119,724
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 PN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                      Capstar Broadcasting Partners, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                       State of Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                      61,674,542
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 PN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                             HM3/GP Partners, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                       5,392,451
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 PN
--------------------------------------------------------------------------------

         (1) Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Capstar BT and the managing member of Capstar Boston and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Hicks, Muse GP Partners III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                       5,392,451
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 PN
--------------------------------------------------------------------------------

         (1) Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of HM3/GP Partners, L.P., which is the general partner of Capstar BT and the managing member of Capstar Boston, and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Hicks, Muse Fund III Incorporated
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                       5,392,451
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 CO
--------------------------------------------------------------------------------

         (1) Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Hicks, Muse GP Partners III, L.P., which is the general partner of HM3/GP Partners, L.P., which is the general partner of Capstar BT and the managing member of Capstar Boston, and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                           HM3/Capstar Partners, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                      61,674,542
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 PN
--------------------------------------------------------------------------------

         (1) Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP") is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Capstar LP and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               HM3/Capstar, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                       0
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                      61,674,542
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 CO
--------------------------------------------------------------------------------

         (1) Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP") is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of HM3/Capstar Partners, L.P., which is the general partner of Capstar LP, and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                              Shelly Mabry Ellard
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                   2,000
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                  Jason Mabry
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                   2,000
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 OO
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               Kristen Lea Hicks
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                   2,000
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                R. Steven Hicks
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                               2,557,666
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                           1,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person expressly disclaims membership in such group in regard to 1,000 shares of common stock owned of record by his wife, which shares are not subject to the Stockholders Agreement.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                            14067G 10 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Mr. Larry D. Taylor as custodian for Brandon Vaughn Hicks and
     Roberts S. Hicks, Jr. under the Texas Uniform Transfers to Minors Act.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                                          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER(2)
  OWNED BY                                                            69,635,659
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                                                   5,000
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                                                               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)  69,635,659
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   67.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

         This Amendment No. 1 to Schedule 13D is being filed by Thomas O. Hicks, a United States citizen, HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP"), HM3/GP Partners, L.P., a Texas limited partnership ("HM3/GP"), Hicks, Muse GP Partners III, L.P., a Texas limited partnership, Hicks, Muse Fund III Incorporated, a Texas corporation ("Fund III Inc."), HM3/Capstar Partners, L.P., a Texas limited partnership ("HM3/Capstar LP"), HM3/Capstar, Inc., a Texas corporation, Shelly Mabry Ellard, a United States citizen, Jason Mabry, a United States citizen, Kristen Lea Hicks, a United States citizen, R. Steven Hicks, a United States citizen, and Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the Texas Uniform Transfers to Minors Act (the "TUTMA"), a United States citizen. Thomas O. Hicks, HMTF Operating, Capstar Boston, Capstar BT, Capstar LP, HM3/GP, Hicks, Muse GP Partners III, L.P., Fund III Inc., HM3/Capstar LP, HM3/Capstar, Inc., Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks and Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the TUTMA are collectively referred to herein as the "Reporting Persons." This Amendment No. 1 to Schedule 13D amends and supplements Items 4, 6 and 7 contained in the Reporting Persons' original Schedule 13D, dated May 26, 1998. Items 1, 2, 3 and 5 of the original Schedule 13D remain unchanged. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The shares of Class A Common Stock purchased by Thomas O. Hicks, Larry
D. Taylor as custodian for Brandon Vaughn Hicks under the TUTMA, six trusts for which Thomas O. Hicks serves as the trustee and which are for the benefit of parties related to Thomas O. Hicks and a trust maintained for the benefit of the children of one of Thomas O. Hicks' business associates and for which Thomas O. Hicks serves as co-trustee have been acquired for investment purposes. The Reporting Persons may purchase additional shares of Class A Common Stock in the open market.

         Pursuant to that certain Agreement and Plan of Merger dated August 26, 1998 (the "Merger Agreement"), among Chancellor Media Corporation, Capstar Broadcasting Corporation (the "Company") and CBC Acquisition Company, Inc., a wholly-owned subsidiary of the Company, Chancellor Media Corporation ("Chancellor") will be merged (the "Merger") with and into CBC Acquisition Company, Inc. and will become a wholly-owned subsidiary of the Company. The following summary of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto and incorporated herein by reference.

         The Merger Agreement provides, among other things, that upon the consummation of the Merger the Company will be renamed "Chancellor Media Corporation" (as such, the "Parent") and (i) each share of Class A Common Stock, par value $.01 per share ("Capstar Class A Common Stock"), and Class C Common Stock, par value $.01 per share ("Capstar Class C Common Stock"), in each case of the Company, issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than shares of Capstar Class A Common Stock and Capstar Class C Common Stock held as treasury shares of the Company) will be reclassified, changed and converted into 0.4800 of a validly issued, fully paid and nonassessable share of the common stock, par value $.01 per share ("Parent Voting Common Stock"), of the Parent, such exchange ratio being subject to adjustment as described in the Merger Agreement, (ii) each share of Class B Common Stock, par value $.01 per share ("Capstar Class B Common Stock"), of the Company issued and outstanding immediately prior to the Effective Time (other than shares of Capstar Class B Common Stock held as treasury shares of the Company) will be reclassified, changed and converted into
0.4800 of a validly issued, fully paid and nonassessable share of nonvoting common stock, par value $.01 per share ("Parent Nonvoting Common Stock"), of the Parent, such exchange ratio being subject to adjustment as described in the Merger Agreement, (iii) each share of common stock, par value $.01 per share ("Chancellor Common Stock"), of Chancellor issued and outstanding immediately prior to the Effective Time (other than shares of Chancellor Common Stock held as treasury shares by Chancellor) will be converted into the right to receive one share of Parent Voting Common Stock, and (iv) each share of 7% Convertible Preferred Stock, par value $.01 per share, and $3.00 Convertible Exchangeable Preferred Stock, par value $.01 per share, in each case of Chancellor, will be converted into the right to receive one share of 7% Convertible Preferred Stock, par value $.01 per share ("Parent 7% Convertible Preferred Stock"), and $3.00 Convertible Exchangeable Preferred Stock, par value $.01 per share (collectively with the Parent 7% Convertible Preferred Stock, the "Parent Convertible Preferred Stock"), in each case of the Parent.

         The Merger Agreement provides that the directors of the Parent at the Effective Time will be as follows:

Class I Directors             Class II Directors       Class III Directors
-----------------             ------------------       -------------------
James E. de Castro            Thomas O. Hicks          Vernon E. Jordan, Jr.
Steven Dinetz                 Thomas J. Hodson         Perry J. Lewis
Jeffrey A. Marcus             John H. Massey           Michael J. Levitt
Lawrence D. Stuart, Jr.       J. Otis Winters          Gary R. Chapman
R. Steven Hicks               R. Gerald Turner

Each Class I Director, Class II Director and Class III Director of the Parent will hold office from the Effective Time until the year 2000, 2001 and 2002 annual meeting of the Parent, respectively, and in all cases, until his respective successor is duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Parent, or as otherwise provided by applicable law. The initial senior executive officers of the Parent at the Effective Time, will be the officers of Chancellor immediately prior to the Effective Time, together with R. Steven Hicks, who will serve as Vice Chairman of the Board of Directors of the Parent. The names, titles and responsibilities of the other individuals who initially will hold officerships with the Parent will be determined by Chancellor and the Company prior to the Effective Time, and the appointment of these persons will be considered by the Board of Directors of the Parent following the Effective Time.

         Consummation of the Merger is subject to various conditions, covenants and agreements fully set forth in the Merger Agreement attached hereto and incorporated herein by reference, including, without limitation, the conditions that the Merger be approved by (i) a majority of the shares of Capstar Class A Common Stock that are present and entitled to vote on the Merger at a stockholders meeting to be called by the Company and which are beneficially owned by a holder other than Thomas O. Hicks, R. Steven Hicks or any of their respective affiliates and (ii) a majority of the shares of Chancellor Common Stock that are present and entitled to vote on the Merger at a stockholders meeting to be called by Chancellor and which are beneficially owned by a holder other than Thomas O. Hicks and his affiliates.

         Pursuant to a Voting Agreement dated August 26, 1998 (the "Voting Agreement"), among Chancellor and Thomas O. Hicks, R. Steven Hicks, and Capstar LP (collectively, the "Stockholders"), each of the Stockholders has agreed as follows:

         (1) at any meeting of stockholders of the Company called to vote upon
(i) (A) an amendment and restatement of Capstar's Certificate of Incorporation,
(B) the issuance of shares of Parent Voting Common Stock in the Merger, (C) the issuance of shares of Parent Voting Common Stock to be issued upon the conversion of the Parent Convertible Preferred Stock and (D) the adoption of the stock option plans of Chancellor, each as contemplated by the Merger Agreement, or (ii) the Merger and the Merger Agreement, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, to vote (or cause to be voted) in favor of such proposals and any other transactions contemplated by the Merger Agreement, the number of shares of common stock of Capstar that the Stockholder owns of record or has the power to direct the vote of (the "Subject Shares") that equals the percentage of total Subject Shares held by the Stockholder as the percentage of shares of Capstar Class A Common Stock (other than shares held by Thomas O. Hicks, Steve Hicks or their respective affiliates) that vote (in person or by proxy) in favor of the Merger;

         (2) at any meeting of the stockholders of Capstar or at any adjournments thereof or in any other circumstances upon which the Stockholders' vote, consent or other approval is sought, to vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Capstar or any other takeover proposal or acquisition proposal (as defined in the Merger Agreement) or (ii) any other matter or transaction that would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement;

         (3) not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, the "Transfer"), or enter into any agreement or other arrangement with respect to the Transfer of the Subject Shares to any person other than pursuant to the terms of the Merger or enter into any voting arrangement in connection with any acquisition proposal;

         (4) not to directly or indirectly solicit, initiate or encourage the submission of any acquisition proposal or, except as permitted by the Merger Agreement, directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal; and

         (5) until after the Merger is consummated or the Merger Agreement is terminated, to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Chancellor in doing, all things necessary, proper or advisable to consummate and make effective, the Merger and the other transactions contemplated by the Merger Agreement.

         The foregoing summary of the terms of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto and incorporated herein by reference.

         Except as otherwise set forth in this Item 4, the Reporting Persons do not have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, and any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Stockholders Agreements. The Stockholders Agreement requires, among other things, that the stockholders of the Company who are parties thereto vote their shares of Common Stock (i) in favor of the election to the Board of Directors of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. If certain conditions are met, including R. Steven Hicks serving as the Company's President and Chief Executive Officer or beneficially holding not less than 3% of the fully-diluted Common Stock of the Company, the Stockholders Agreement provides that R. Steven Hicks shall be one of such designees to serve on the Company's Board of Directors. The Stockholders Agreement also provides that the parties thereto may require the Company, subject to certain registration volume limitations, to effect up to three demand registrations of their Common Stock under the Securities Act of 1933. In addition, the Stockholders Agreement provides that in the event the Company proposes to register any shares of its Common Stock under the Securities Act of 1933, whether or not for its own account, the parties thereto will be entitled, with certain exceptions, to include their shares of Common Stock in such registration. The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto and incorporated herein by reference.

         Thomas O. Hicks is a party to that certain amended and restated stockholders agreement dated as of May 18, 1998 (together with the Stockholders Agreement, the "Stockholders Agreements"), with the Company and other stockholders of the Company, pursuant to which parties thereto may require the Company, subject to certain registration volume limitations, to effect up to three demand registrations of their Common Stock under the Securities Act of 1933. The stockholders agreement also provides that in the event the Company proposes to register any shares of its Common Stock under the Securities Act of 1933, whether or not for its own account, the parties thereto will be entitled, with certain exceptions, to include their shares of Common Stock in such registration. The foregoing summary of such stockholders agreement is qualified in its entirety by reference to the stockholders agreement, a copy of which is attached hereto and incorporated herein by reference.

         Lock-Up Letters. In connection with the initial public offering of the Company, which commenced on May 26, 1998, each of Thomas O. Hicks, Capstar Boston, Capstar BT, Capstar LP, Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUTMA, Larry D. Taylor as custodian for Robert S. Hicks, Jr. under the TUTMA, and R. Steven Hicks as custodian for Dean McClure Taylor under the TUTMA entered into lock-up letter agreements with the Company and Credit Suisse First Boston Corporation ("First Boston"), BT Alex. Brown Incorporated, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston (Europe) Limited, BT Alex. Brown International and Morgan Stanley & Co. International Limited, pursuant to which each of Thomas O. Hicks, Capstar Boston, Capstar BT, Capstar LP, Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUTMA, Larry D. Taylor as custodian for Robert S. Hicks, Jr. under the TUTMA, and R. Steven Hicks as custodian for Dean McClure Taylor under the TUTMA has agreed, for a period of 180 days commencing on May 27, 1998, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal without the prior written consent of First Boston, except for certain limited exceptions. The foregoing summary of the lock-up letter agreement is qualified in its entirety by reference to the form of the lock-up letter agreement attached hereto and incorporated herein by reference.

         Registration Rights Waiver Letters. In connection with the initial public offering of the Company, which commenced on May 26, 1998, each of Thomas
O. Hicks, Capstar Boston, Capstar BT, Capstar LP, Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUTMA, Larry D. Taylor, as custodian for Robert
S. Hicks, Jr. under the TUTMA, and R. Steven Hicks as custodian for Dean McClure Taylor under the TUTMA entered into registration rights waiver letter agreements with the Company waiving his or its demand registration rights under the Stockholders Agreements for a period of 180 days commencing on May 27, 1998. The foregoing summary of the registration rights waiver letter agreement is qualified in its entirety by reference to the form of the registration rights waiver letter agreement attached hereto and incorporated herein by reference.

         Merger Agreement and Voting Agreement. The information regarding the Merger Agreement and the Voting Agreement that is set forth in Item 4 of this Amendment No. 1 to Schedule 13D is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         10.1 Affiliate Stockholders Agreement, dated October 16, 1996, among Capstar Broadcasting Partners, Inc., HMTF Operating (formerly named Hicks, Muse, Tate & Furst Incorporated), R. Steven Hicks and the securityholders listed therein. (1)

         10.2 First Amendment and Supplement to Affiliate Stockholders Agreement, dated January 27, 1997, by and among Capstar Broadcasting Partners, Inc., the securityholders listed therein and HMTF Operating. (1)

         10.3 Second Amendment to Affiliate Stockholders Agreement, dated February 20, 1997, by and among Capstar Broadcasting Partners, Inc., the securityholders listed therein and HMTF Operating.
                  (2)

         10.4 Third Amendment to Affiliate Stockholders Agreement, dated June 20, 1997, by and among the Company, Capstar Broadcasting Partners, Inc., the securityholders listed therein and HMTF Operating. (3)

         10.5 Fourth Amendment to Affiliate Stockholders Agreement, dated May 18, 1998, by and among the Company, the securityholders listed therein and HMTF Operating. (4)

         10.6 Amended and Restated Stockholders Agreement dated May 18, 1998, among the Company, the security holders listed therein and HMTF Operating. (4)

         10.7     Form of Lock-Up Letter Agreement. (5)

         10.8     Form of Registration Rights Waiver Letter Agreement. (5)

         10.9 Agreement and Plan of Merger dated August 26, 1998, among Chancellor, the Company and CBC Acquisition Company, Inc.*

         10.10 Voting Agreement dated August 26, 1998, among Chancellor and the Stockholders.*

         24.1     Power of Attorney for Thomas O. Hicks. (5)

         24.2     Power of Attorney for Shelly Mabry Ellard. (5)

         24.3     Power of Attorney for Jason Mabry. (5)

         24.4     Power of Attorney for Kristen Lea Hicks. (5)

         24.5     Power of Attorney for R. Steven Hicks. (5)

         24.6 Power of Attorney for Larry D. Taylor, as custodian for Brandon Vaughn Hicks. (5)

         24.7     Power of Attorney for Larry D. Taylor, as custodian for Robert
                  S. Hicks, Jr. (5)

         24.8 Power of Attorney for R. Steven Hicks, as custodian for Dean McClure Taylor. (5)

         99.1 Joint Filing Statement, dated June 5, 1998, among Thomas O. Hicks, Capstar Boston, Capstar BT, Capstar LP, HM3/GP, Hicks, Muse GP Partners III, L.P., Fund III Inc., HM3/Capstar LP, HM3/Capstar, Inc., Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks, Larry D. Taylor as custodian for Robert
                  S. Hicks, Jr., and R. Steven Hicks as custodian for Dean McClure Taylor. (5)

----------------------
*        Filed herewith.


(1) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Registration Statement on Form S-1, dated April 16, 1997, File No. 333-25623.

(2) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 333-25638.

(3) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Amendment No. 1 to Registration Statement on Form S-4, dated July 8, 1997, File No. 333-25638.

(4) Incorporated by reference to the Company's Amendment No. 5 to Registration Statement on Form S-1, dated May 26, 1998, File No. 333-48819.

(5) Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 26, 1998, and is incorporated herein by reference thereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 1, 1998                THOMAS O. HICKS


                                        By:  /s/ Michael D. Salim
                                           -------------------------------------
                                             Michael D. Salim, Attorney-in-Fact


Dated: September 1, 1998                HMTF OPERATING, INC.


                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name:  David W. Knickel
                                             -----------------------------------
                                        Title: Treasurer and Assistant Secretary
                                              ----------------------------------


Dated: September 1, 1998                CAPSTAR BOSTON PARTNERS, L.L.C.

                                        By:  HM3/GP Partners, L.P.,
                                             Its Sole Manager

                                        By:  Hicks, Muse GP Partners III, L.P.,
                                             Its General Partner

                                        By:  Hicks, Muse Fund III Incorporated,
                                             Its General Partner


                                        By:     /s/ Michael D. Salim
                                           -------------------------------------
                                        Name:   Michael D. Salim
                                             -----------------------------------
                                        Title:  Chief Financial and
                                                Administrative Officer
                                              ----------------------------------


Dated: September 1, 1998                CAPSTAR BT PARTNERS, L.P.

                                        By:  HM3/GP Partners, L.P.,
                                             Its General Partner

                                        By:  Hicks, Muse GP Partners III, L.P.,
                                             Its General Partner

                                        By:  Hicks, Muse Fund III Incorporated,
                                             Its General Partner

                                        By:     /s/ Michael D. Salim
                                           -------------------------------------
                                        Name:   Michael D. Salim
                                             -----------------------------------
                                        Title:  Chief Financial and
                                                Administrative Officer
                                              ----------------------------------

Dated: September 1, 1998                CAPSTAR BROADCASTING PARTNERS, L.P.

                                        By:  HM3/Capstar Partners, L.P.,
                                             Its General Partner

                                        By:  HM3/Capstar, Inc.,
                                             Its General Partner


                                        By:     /s/ Michael D. Salim
                                           -------------------------------------
                                        Name:   Michael D. Salim
                                             -----------------------------------
                                        Title:  Vice President
                                              ----------------------------------


Dated: September 1, 1998                HM3/GP PARTNERS, L.P.

                                        By:  Hicks, Muse GP Partners III, L.P.,
                                             its General Partner

                                        By:  Hicks, Muse Fund III Incorporated,
                                                  its General Partner


                                        By:     /s/ Michael D. Salim
                                           -------------------------------------

                                        Name:   Michael D. Salim
                                             -----------------------------------

                                        Title:  Chief Financial and
                                                Administrative Officer
                                              ----------------------------------


Dated: September 1, 1998                HICKS, MUSE GP PARTNERS III, L.P.

                                        By:  Hicks, Muse Fund III Incorporated,
                                             its General Partner


                                        By:     /s/ Michael D. Salim
                                           -------------------------------------
                                        Name:   Michael D. Salim
                                             -----------------------------------
                                        Title:  Chief Financial and
                                                Administrative Officer
                                              ----------------------------------

Dated: September 1, 1998                HICKS, MUSE FUND III INCORPORATED


                                        By:     /s/ Michael D. Salim
                                           -------------------------------------
                                        Name:   Michael D. Salim
                                             -----------------------------------
                                        Title:  Chief Financial and
                                                Administrative Officer
                                              ----------------------------------


Dated: September 1, 1998                HM3/CAPSTAR PARTNERS, L.P.

                                        By:  HM3/Capstar, Inc.
                                             its General Partner


                                        By:     /s/ Michael D. Salim
                                           -------------------------------------
                                        Name:   Michael D. Salim
                                             -----------------------------------
                                        Title:  Vice President
                                              ----------------------------------

Dated: September 1, 1998                HM3/CAPSTAR, INC.


                                        By:     /s/ Michael D. Salim
                                           -------------------------------------
                                        Name:   Michael D. Salim
                                             -----------------------------------
                                        Title:  Vice President
                                              ----------------------------------


Dated: September 1, 1998                SHELLY MABRY ELLARD


                                        By:     /s/ Kathy Archer
                                           -------------------------------------
                                           Kathy Archer, Attorney-in-Fact


Dated: September 1, 1998                JASON MABRY


                                        By:     /s/ Kathy Archer
                                           -------------------------------------
                                           Kathy Archer, Attorney-in-Fact


Dated: September 1, 1998                KRISTEN LEA HICKS


                                        By:     /s/ Kathy Archer
                                           -------------------------------------
                                           Kathy Archer, Attorney-in-Fact


Dated: September 1, 1998                R. STEVEN HICKS


                                        By:     /s/ Kathy Archer
                                           -------------------------------------
                                           Kathy Archer, Attorney-in-Fact


Dated: September 1, 1998                LARRY D. TAYLOR AS CUSTODIAN FOR BRANDON
                                        VAUGHN HICKS UNDER THE TEXAS UNIFORM
                                        GIFTS TO MINORS ACT


                                        By:     /s/ Kathy Archer
                                           -------------------------------------
                                           Kathy Archer, Attorney-in-Fact


Dated: September 1, 1998                LARRY D. TAYLOR AS CUSTODIAN FOR
                                        ROBERT S. HICKS, JR. UNDER THE TEXAS
                                        UNIFORM GIFTS TO MINORS ACT


                                        By:     /s/ Kathy Archer
                                           -------------------------------------
                                           Kathy Archer, Attorney-in-Fact

Dated: September 1, 1998                R. STEVEN HICKS AS CUSTODIAN FOR DEAN
                                        MCCLURE TAYLOR UNDER THE TEXAS UNIFORM
                                        GIFTS TO MINORS ACT


                                        By:     /s/ Kathy Archer
                                           -------------------------------------
                                           Kathy Archer, Attorney-in-Fact

                                 EXHIBIT INDEX

         10.9 Agreement and Plan of Merger dated August 26, 1998, among Chancellor, the Company and CBC Acquisition Company, Inc.*

         10.10 Voting Agreement dated August 26, 1998, among Chancellor and the Stockholders.*

         24.1     Power of Attorney for Thomas O. Hicks. (1)

         24.2     Power of Attorney for Shelly Mabry Ellard. (1)

         24.3     Power of Attorney for Jason Mabry. (1)

         24.4     Power of Attorney for Kristen Lea Hicks. (1)

         24.5     Power of Attorney for R. Steven Hicks. (1)

         24.6 Power of Attorney for Larry D. Taylor, as custodian for Brandon Vaughn Hicks. (1)

         24.7     Power of Attorney for Larry D. Taylor, as custodian for Robert
                  S. Hicks, Jr. (1)

         24.8 Power of Attorney for R. Steven Hicks, as custodian for Dean McClure Taylor. (1)

         99.1 Joint Filing Statement, dated June 5, 1998, among Thomas O. Hicks, Capstar Boston, Capstar BT, Capstar LP, HM3/GP, Hicks, Muse GP Partners III, L.P., Fund III Inc., HM3/Capstar LP, HM3/Capstar, Inc., Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks, Larry D. Taylor as custodian for Robert
                  S. Hicks, Jr., and R. Steven Hicks as custodian for Dean McClure Taylor. (1)

----------------------
*        Filed herewith.

(1) Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 26, 1998, and is incorporated herein by reference thereto.